October 3, 2024

James R. Reske
Executive Vice President, Chief Financial Officer, and Treasurer
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA 15701

        Re: First Commonwealth Financial Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-11138
Dear James R. Reske:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance